Exhibit 99.1

Next steps

Bayer intends to finance the transaction with a combination of debt and equity. In early October 2016, the company successfully concluded an agreement for a syndicated loan facility of USD 57 billion. Refinancing in the capital markets will depend on respective market conditions and might be executed in part well in advance of closing of the transaction, which Bayer expects by the end of 2017.

Bayer is planning to finance around USD 19 billion of the total volume of USD 57 billion via equity. To this end, the company intends in particular to issue mandatory convertible bonds (MCBs) and shares with subscription rights.

The company is not ruling out the early implementation of individual capital procurement measures, even though there is currently no assurance that the closing conditions relating to the regulatory approvals in respect of the agreed transaction will be satisfied. Bayer would like to expressly state that early implementation of a capital procurement measure - i.e. before receipt of any regulatory judgments and substantially earlier than closing, which is expected by the end of 2017 - would not be done either with the intention of preempting a decision by the regulatory authorities nor could it be interpreted as an indicator of any information received by Bayer from the authorities concerning the outcome of the process.

The acquisition is subject to customary closing conditions, including Monsanto shareholder approval of the merger agreement and receipt of required regulatory approvals. Monsanto intends to invite its shareholders to attend an Extraordinary Stockholders’ Meeting on December 13, 2016, at which the merger agreement will be put to the vote.

In addition, Bayer has initiated the process of obtaining the required regulatory approvals. It plans to submit all the necessary applications in the United States before the end of 2016 and in the European Union probably in the first quarter of 2017. Both companies will work diligently with regulators to ensure a successful closing.